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  October 6, 2022

       Alexander P. Oxman
       Chief Financial Officer
       Iron Spark I Inc.
       125 N Cache St.
       2nd FL., Box 3789
       Jackson, WY 83001

                                                        Re: Iron Spark I Inc.
                                                            125 N Cache St.
                                                            2nd Floor, Box 3789
                                                            Jackson, WY 83001

       Dear Alexander P. Oxman:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




  Sincerely,


  Division of Corporation Finance

  Office of Real Estate & Construction